Exhibit 99.7

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Sonia CERQUEIRA
Tel.: +33 (0) 1 47 44 47 05
Michaël CROCHET-VOUREY
Tel.: + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel.: + 33 (0) 1 47 44 46 07
Ava PEREZ
Tel.: + 33 (0) 1 47 44 64 65
Florent SEGURA
Tel.: + 33 (0) 1 47 44 31 38
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Frédéric TEXIER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5,871,057,210 euros
542 051 180 R.C.S. Nanterre
www.total.com
Angola: Seventh oil discovery on deep offshore Block 15/06
Paris, October 19, 2010 — Total announces that its subsidiary, TEPA (Block 15/06) Limited, and its partners have made a new oil discovery with the Mpungi-1 well, in the Angolan deep-offshore.
The well, located on Block 15/06 some 120 kilometres from the Angolan shore line and at a water depth of 1,050 metres, reached a total depth of 2,300 metres and encountered oil pay in both the Upper and the Middle Miocene sand reservoirs.
During production tests, limited by the surface facilities, the Mpungi-1 well produced light oil at a flow rate in excess of 6,000 barrels per day.
Mpungi-1 is the eighth exploration well drilled in Block 15/06 since the block award at the end of 2006. This seventh commercial discovery out of the eight prospects drilled to date confirms the potential of Block 15/06 in Angola, and completes the work commitment of the first exploration period one and a half year in advance of the contractual period.
TEPA (Block 15/06), Limited, holds a 15% interest in the Block 15/06, operated by Eni (35%).
Total Exploration & Production in Angola
Total is present in Angola since 1953. In Angola, Total operated 491,000 barrels oil equivalent per day (boe/d) in 2009, and its SEC* equity production amounted approximately 191,000 boe/d. This production comes essentially from Blocks 17, 0 and 14.
Deep offshore Block 17, operated by Total with a 40% interest, is Total’s principal asset in Angola. It is composed of four major zones: Girassol-Rosa and Dalia, which are currently producing; Pazflor, a project under development for a production start in 2011; and CLOV (based on the Cravo, Lirio, Orquidea and Violeta discoveries), for which the development was recently launched.
Total is also the operator with a 30% stake in the ultra deep offshore Block 32, on which 12 discoveries were made, confirming the oil potential of the block. Pre-development studies for a first production zone in the central south eastern portion of the block are underway.
In addition, the Angola LNG project for the construction of a liquefaction plant near Soyo is designed to bring the country’s natural gas reserves to market. This project, on which Total holds a 13.6% stake, will be supplied, in a first step, by the associated gas from the fields on Blocks 0, 14, 15, 17 and 18. The plant is under construction with production expected to begin in 2012.

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Sonia CERQUEIRA
Tel.: +33 (0) 1 47 44 47 05
Michaël CROCHET-VOUREY
Tel.: + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel.: + 33 (0) 1 47 44 46 07
Ava PEREZ
Tel.: + 33 (0) 1 47 44 64 65
Florent SEGURA
Tel.: + 33 (0) 1 47 44 31 38
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Frédéric TEXIER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5,871,057,210 euros
542 051 180 R.C.S. Nanterre
www.total.com
In Angola, as in all countries where Total operates, the Group is committed to developing the local oil industry while recruiting and providing professional training to local workers. Through its ambitious “Angolanisation” and technology transfer plans, Total has strengthened the local economy and made of Hygiene, Safety and Environment awareness a top priority. Total E&P Angola has developed a transparent and solid corporate social responsibility policy around three main axes: health, education (opening of four high schools in the provinces in 2009) and economic community development.
*SEC: Securities and Exchange Commission of the United States
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 96,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas & power and trading. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com